EXHIBIT 99.1

For Immediate Release 21-29-TR	Date:	July 30, 2021

Teck Donates Additional $500,000 to UNICEF Canada to Support

Global Access to COVID-19 Vaccines

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a $500,000 donation to UNICEF Canada in support of the COVID-19 Vaccine Global Access Facility (COVAX) to support equitable access to COVID-19 vaccination worldwide. This donation is in addition to a previous $1 million contribution made by Teck to UNICEF Canada for the COVAX program in March 2021.

“Working together to vaccinate the world is one of the most effective ways to help children, their families and their communities move beyond the pandemic and protect us all from future variants," said David Morley, President and CEO of UNICEF Canada. "Teck’s unwavering support and generous donation will help us deliver COVID-19 vaccines to frontline workers and vulnerable populations around the globe, including in some of the world’s hardest-to-reach places."

“Teck is proud to again support UNICEF and the Government of Canada in the global effort to defeat COVID-19,” said Don Lindsay, President and CEO, Teck. “Providing broad access to COVID-19 vaccines is key to ensuring the health and safety of our local and global communities and this contribution will help UNICEF’s vaccination efforts in countries most in need.”

Teck is making this new contribution in recognition and thanks for the COVID-19 rapid tests provided for Teck’s worksites through a Government of Canada initiative making tests available to businesses and organizations for workplace screening. The program is helping to support the health and wellbeing of Teck employees and communities.

Teck’s contribution to UNICEF will help support vaccination efforts in countries most in need and will support equitable access to COVID-19 vaccines. The contribution will ensure that over 100,000 health care workers in the most difficult to reach communities receive vaccination from COVID-19 and will establish permanent infrastructure to serve future women and children’s needs.

COVAX is a global collaboration co-led by Gavi, the Vaccine Alliance, the Coalition for Epidemic Preparedness Innovations (CEPI) and WHO, and includes UNICEF, which leads on procurement and delivery, as well as getting countries ready to receive vaccines. It is currently targeting 190 countries having access to 2 billion COVID-19 vaccine doses available for delivery by the end of 2021. For more information on COVAX, please visit UNICEF Canada’s website.

This donation is part of Teck’s $20 million COVID-19 Response Fund, supporting critical social initiatives and increased healthcare capacity in the communities in which Teck operates and globally. Through the fund, Teck also made an additional $1 million available to advance the use of copper products to support infection control and prevention through its Copper & Health program, and has supported numerous health and social service organizations. Teck also donated $500,000 to support COVID-19 response in India. For more information on Teck’s response to COVID-19, visit teck.com/updates.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About UNICEF

UNICEF is the world’s leading humanitarian organization focused on children. We work in the most challenging areas to provide protection, healthcare and immunizations, education, safe water and sanitation and nutrition. As part of the United Nations, our unrivaled reach spans more than 190 countries and territories, ensuring we are on the ground to help the most disadvantaged children. While part of the UN system, UNICEF relies entirely on voluntary donations to finance our life-saving work. Please visit unicef.ca and follow us on Twitter, Facebook and Instagram.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

UNICEF Canada Media Contact:

Marie-Claude Rouillard

Communications Manager

514.232.4510

MRouillard@unicef.ca

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